UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Completion of Share Issuance

As previously disclosed in the Report on Form 6-K filed on January 23, 2026, Perpetuals.com Ltd (the “Company”) consummated the transactions contemplated by that certain Share Exchange Agreement, dated December 28, 2025 (the “Share Exchange Agreement”), by and among the Company, Perpetual Markets Ltd. (“Perpetual”), and the shareholders of Perpetual listed therein (the “Perpetual Shareholders”). As of the date of this report, the Company has completed the issuance of shares to the Perpetual Shareholders pursuant to the Share Exchange Agreement, and the transfer of the equity consideration under the Share Exchange Agreement has been completed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

	By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)
Date: May 1, 2026